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GAMCO Investors, Inc.

October 27, 2011

Mr. Peter J. Sonnabend
Vice Chairman and Chief Executive Officer
Sonesta Collection
116 Huntington Avenue
Boston, MA 021167

Dear Peter:

Trust all is well.

You asked GAMCO to reiterate its policy regarding how we would respond to a voting event where we have both voting power and dispositive power over the assets entrusted to us by our clients.

Historically, our process is to examine a transaction whereby shareholders are asked to tender or vote their shares.

As we indicated, and assuming no lock-ups and with a fiduciary out, a fully shopped offer subject to open market visibility and bidding by a third party, we would generally draw our support. Specifically, if no other party were to surface we would be highly likely to either tender or vote our shares in support of such an offer.

Hopefully this helps as you pursue a strategy to surface the underlying values of Sonesta for the benefit of all the shareholders.

Sincerely,

Mario J. Gabelli

MJG:bd